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                   UNITED STATES                                         --------------------------------
         SECURITIES AND EXCHANGE COMMISSION                                        OMB APPROVAL
               Washington, D.C. 20549                                    --------------------------------
                                                                         OMB Number:            3235-0360
                    FORM N-17f-2                                         Expires:           July 31, 2006
                                                                         Estimated average burden
Certificate of Accounting of Securities and Similar                      hours per response..........0.15
           Investments in the Custody of                                 --------------------------------
          Management Investment Companies

      Pursuant to Rule 17f-2[17 CFR 270.17f-2]
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1. Investment Company Act File Number:               Date examination completed:
    811-06580                                             6/30/03
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2. State identification Number:
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   AL          AK          AZ          AR          CA          CO
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   CT          DE          DC          FL          GA          HI
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   ID          IL          IN          IA          KS          KY
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   LA          ME          MD          MA          MI          MN
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   MS          MO          MT          NE          NV          NH
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   NJ          NM          NY          NC          ND          OH
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   OK          OR          PA          RI          SC          SD
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   TN          TX          UT          VT          VA          WA
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   WV          WI          WY          PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:
   SouthTrust Funds
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4. Address of principal executive office
   (number, street, city, state, zip code):
   Federated Investors Tower, Pittsburgh, PA 15222-3779
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INSTRUCTIONS

1. This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198(11-00)

                                SOUTHTRUST FUNDS

                         Investment Company Act of 1940
                                   Rule 17F-2

                                 June 30, 2003

                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of the SouthTrust Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that SouthTrust Funds (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2003. The Funds include the Bond Fund, US Treasury Money Market Fund, Value Fund, Income Fund, Growth Fund, and Alabama Municipal Income Fund. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, and with respect to agreement of security purchases and sales, for the period from April 30, 2003 (the date of our examination) through June 30, 2003.

- Confirmation of all securities held by institutions in book entry form (the Federal Reserve, the Depository Trust Company, and Mellon Bank of New York)

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents

- Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, the Custodian

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with SouthTrust Bank records

- Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above since the last examination from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the SouthTrust Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the SouthTrust Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                        /s/ KPMG LLP


October 27, 2003

       MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the SouthTrust Funds (the Funds), the investment company, and SouthTrust Bank, the custodian, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation on October 24, 2003 of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003, and from April 30, 2003 (last examination date) through June 30, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 and from April 30, 2003 (last examination date) through June 30, 2003, with respect to securities reflected in the investment account of the Funds.


SouthTrust Funds                                SouthTrust Bank

By: /s/ Rich Thomas                             By: /s/ Roger L. Brown
   ----------------------------                    ----------------------------
Rich Thomas                                     Roger L. Brown
Treasurer                                       Senior Vice President


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